Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 June 17, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8758
              Innovative Financial and Technology Portfolio Series
                                 (the "Trust")
                      CIK No. 1805762 File No. 333-238460
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. THE STAFF DID NOT SEE A RESPONSE TO THE LATER PART OF THE PRIOR COMMENT 1 SEEKING THE CRITERIA THE TRUST WILL USE TO DETERMINE WHETHER A PARTICULAR COMPANY'S ECONOMIC FORTUNES ARE SIGNIFICANTLY TIED TO INNOVATIVE FINANCIALS AND TECHNOLOGY.

      Response: In accordance with the Staff's comment, the second sentence of the section entitled "Objective" will be replaced in its entirety with the following:

      "Under normal market conditions, the Trust will invest at least 80% of its assets in common stocks of companies that the Sponsor believes will benefit significantly from innovation in the field of financial technology, which are mobile payment companies, companies developing and providing mobile financial technology, companies developing and providing electronic financial networks and digital financial platforms, companies developing and providing business financial and accounting software for electronic financial networks and digital financial platforms, and payment companies facilitating electronic commerce (collectively, "Innovative Financial Technology"). A company is considered to be an Innovative Financial Technology company if one or more of the following conditions is satisfied: (i) Innovative Financial Technology represent at least a significant portion (i.e., 25% or more) of the company's revenue or assets; (ii) the company has disclosed publicly that its primary business is to provide products and services focused on the development, utilization, sales, and/or support of Innovative Financial Technology; or
      (iii) the company has committed material resources to initiatives involving research and development, proof of concept testing, or utilization of Innovative Financial Technology to innovate its core business or an adjacent business through generating new revenue streams or benefitting from significant cost reductions."

Portfolio Contents
------------------

      2. THE STAFF STILL BELIEVES THAT THE "PORTFOLIO CONTENTS" SECTION SHOULD STATE ALL OF THE SECURITIES THE TRUST INVESTS IN.

      Response: The referenced disclosure will be replaced with the following:

      "ADDITIONAL PORTFOLIO CONTENTS. In addition to the investments described above, the Trust has exposure to the following investments: dividend-paying securities, foreign securities traded on a U.S. stock exchange (including American Depositary Receipts) and companies with various market capitalizations."


      3. PLEASE CLARIFY THE DISCLOSURE UNDER THE "PORTFOLIO CONTENTS" SECTION TO READ "FOREIGN SECURITIES TRADED ON A U.S. STOCK EXCHANGE (INCLUDING AMERICAN DEPOSITARY RECEIPTS)." ALSO, WITH REGARD TO THE RISK RELATED TO ADRS AND GDRS, ARE GDRS PART OF THE STRATEGY?

      Response: The prospectus will be revised in accordance with this comment as provided in response to Comment 2 above, and the reference to GDRs in the foreign securities risk factor will be deleted as GDRs are not a part of the Trust's strategy.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.



                                            Very truly yours,

                                            CHAPMAN AND CUTLER LLP


                                            By /s/ Daniel J. Fallon
                                              ______________________
                                               Daniel J. Fallon